Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Six Months Ended June 30,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$567	$664	$557	$(760)	$(1,706)	$(1,832)
Add: estimated fixed charges	577	1,209	1,287	1,648	1,678	1,936
Add: estimated amortization of capitalized interest	5	12	12	14	13	14
Less: interest capitalized	(10)	(16)	(14)	(13)	(12)	(19)

Total earnings available for fixed charges	$1,139	$1,869	$1,842	$889	$(27)	$99

Estimate of interest factor on rentals	$49	$98	$104	$152	$135	$160
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	518	1,095	1,169	1,483	1,531	1,757
Interest capitalized	10	16	14	13	12	19

Total fixed charges	$577	$1,209	$1,287	$1,648	$1,678	$1,936

Ratio of earnings to fixed charges	2.0	1.5	1.4	nm	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$—	$—	$—	$759	$1,705	$1,837

nm—Negative ratios or ratios less than 1.0 are considered not meaningful.

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.